[ICO LETTERHEAD]

April 17, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549
Attn:  Ms. Celeste Murphy, Legal Branch Chief

Re:	ICO Global Communications (Holdings) Limited
Preliminary Proxy Statement on Schedule 14A
Filed April 10, 2009
File No. 001-33008

Dear Ms. Murphy:

ICO Global Communications (Holdings) Limited, a Delaware corporation (“ICO” or “Company”), is transmitting herewith via EDGAR for filing with the Securities and Exchange Commission (“Commission”) its revised preliminary proxy statement on Schedule 14A.  The revised preliminary proxy statement includes revisions in response to the comment received by ICO from the staff of the Commission set forth in the letter, dated April 14, 2009 (“Comment Letter”).

For your convenience, we have restated the sole comment from the Comment Letter below, followed by ICO’s response.

General

1.
Comment:  We note in your preliminary proxy statement that you do not intend to issue fractional shares in connection with your proposed reverse stock split.  We also note the recent disclosure in your annual report on Form 10-K filed on March 31, 2009 that you had 372 record holders of your Class A common stock as of March 5, 2009.  We also note your disclosure on page 15 of your preliminary proxy statement that you do not intend the reverse stock split to be the first step in a going private transaction.  Based on your disclosures, however, it is possible that your proposed transaction may implicate the rules relating to going private transactions.  Please advise us of your analysis as to the applicability of Rule 13e-3 under the Securities Exchange Act of 1934 to your proposed reverse stock split and revise your preliminary proxy statement to either disclose your analysis as to why Rule 13e-3 is not implicated or, alternatively, to provide all additional disclosures required under Rule 13e-3.

Response: ICO believes that Rule 13e-3 under the Securities Exchange Act of 1934 (“Exchange Act”) is not applicable to the proposed reverse stock split.  The Company’s Class A common stock is listed on the Nasdaq Global Market, a national securities exchange, and is registered pursuant to Section 12(b) of the Exchange Act.  Accordingly, whether a payment of cash in lieu of fractional shares would be a Rule 13e-3 transaction depends on whether the reverse stock split has either a “reasonable likelihood or purpose of producing” the effect described in Rule 13e-3(a)(3)(ii)(B), i.e., causing the Class A common stock to “be neither listed on any national securities exchange nor authorized to be quoted on any inter-dealer quotation system of any registered national securities association.”

Securities and Exchange Commission
April 17, 2009

The proposed reverse stock split would not implicate this rule.  To begin with, the reverse stock split would not have the purpose of causing the delisting of ICO’s Class A common stock.  To the contrary, as described in the Proxy Statement, a primary reason for effecting a reverse stock split would be the belief of ICO’s board of directors that the increase in stock price resulting from the reverse stock split would reduce the risk that the Company’s Class A common stock would be delisted from the Nasdaq Global Market.

The proposed reverse stock split also would not have a reasonable likelihood of causing the delisting of ICO’s Class A common stock.  Again, to the contrary, effecting a reverse stock split would reduce the likelihood that ICO will “go private” by becoming delisted from a national securities exchange by making it more likely that the Company’s stock would satisfy the requirements of the Nasdaq Global Market on which it is listed.  Even if Nasdaq required that ICO’s Class A common stock move to the Nasdaq Capital Market (an exchange for stocks that do not satisfy the requirements of the Nasdaq Global Market, including minimum price per share), the Class A common stock would continue to be listed on a national securities exchange.

The number of ICO’s holders of record of Class A common stock is not a relevant consideration here.  The number of recordholders of ICO’s Class A common stock is relevant only if Rule 13e-3(a)(3)(ii)(A) is applicable.  Rule 13e-3(a)(3)(ii)(A), in turn, is applicable only to a class of equity securities which is subject to Section 12(g) or Section 15(d) of the Exchange Act.  Section 12(g) does not apply to the Company’s Class A common stock, according to Section 12(g)(2)(A), because the Class A common stock is listed and registered on a national securities exchange pursuant to Section 12(b).  The provisions of Section 15(d) do not apply to ICO’s Class A common stock because it is already registered under Section 12 of the Exchange Act.

In any event, the proposed reverse stock split would not implicate Rule 13e-3(a)(3)(ii)(A) even if it were applicable.  A review of ICO’s stockholder records and Cede participant listings indicates that the payment of cash in lieu of fractional shares would not cause the Class A common stock to be held at record by fewer than 300 persons, even assuming that the maximum 20-for-1 reverse merger ratio is selected.  In calculating 372 record holders of ICO’s Class A common stock as of March 5, 2009, ICO treated Cede as a single record holder of 100,944,287 shares.  If we follow the Rule 12(g)5-1 method of calculating “held of record,” which is the method applicable for purposes of Section 12(g) and 15(d), the number of recordholders of ICO’s Class A common stock increases to 1,633, more than 300 of which have holdings of 20 shares or greater.

Securities and Exchange Commission
April 17, 2009

We have expanded the disclosure in the Proxy under the heading “Effects of the Reverse Stock Split-No Going Private Transaction” to include our analysis as to why Rule 13e-3 is not implicated.

ICO acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses above or any other matter, please contact the undersigned at (703) 964-1422 or our outside securities counsel, Garth Jensen of Holme Roberts & Owen, at (303) 866-0368.

Sincerely,

/s/ John L. Flynn
John L. Flynn
Executive Vice President, General Counsel
and Corporate Secretary